Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change
March 17, 2010

3.	News Release
A news release with respect to the material change referred to in this report was issued on March 17, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Change

On March 17, 2010, New Gold Inc. (“New Gold”) announced that the restrictions to the Cerro San Pedro mine’s explosives permits have been removed which allows full operations to resume.  The restrictions were lifted following a ruling by a Federal District Court in San Luis Potosi that overturns an earlier court order prohibiting the use of explosives at the mine. The renewal of the explosives permit was originally challenged by a group opposed to the mine.

5.	Full Description of Material Change

(All figures are in US dollars unless otherwise indicated)

On March 17, 2010, New Gold Inc. (“New Gold”) announced that the restrictions to the Cerro San Pedro mine’s explosives permits have been removed which allows full operations to resume.  The restrictions were lifted following a ruling by a Federal District Court in San Luis Potosi that overturns an earlier court order prohibiting the use of explosives at the mine. The renewal of the explosives permit was originally challenged by a group opposed to the mine.

Hearings are ongoing in relation to appeals against the nullification of the Cerro San Pedro mine’s 2006 Environmental Impact Statement and the related order suspending mining operations issued by PROFEPA, the Mexican environmental enforcement agency. The shutdown order was suspended, allowing operations to continue pending the outcome of the appeal cases. New Gold is working with local and federal government officials to establish a long-term solution that should result in uninterrupted operation of the Cerro San Pedro mine allowing for continued financial and socio-economic benefits to the city of San Luis Potosi, the town of Cerro San Pedro as well as the surrounding villages.

As the Cerro San Pedro mine is a heap leach operation with the ability to increase the use of leased mining equipment, New Gold expects to be able to offset the impact to production that resulted from the delayed granting of the blasting permit. The company maintains its gold production forecast at Cerro San Pedro for 2010 of 95,000 to 105,000 ounces at a total cash cost(1) of $390 to $410 per ounce sold, net of by-product sales.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, VP Legal Affairs and Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
March 18, 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance may be deemed “forward-looking”. All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law;  the uncertainties inherent to current and future legal challenges the company is or may become a party to, including  the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc.; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COSTS

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the audited annual financial statements.